SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

Q3’23 Earnings Results

I. Performance in Q3 2023 – IFRS Consolidated Financial Data

(Unit: KRW B)

Item	Q3 22	Q2 23	Q3 23	QoQ	YoY
Quarterly Results
Revenues	6,771	4,739	4,785	1%	-29%
Operating Income	-759	-881	-662	N/A	N/A
Income before Tax	-1,099	-877	-1,006	N/A	N/A
Net Income	-774	-699	-775	N/A	N/A

II. IR Event of Q3 2023 Earnings Results

1. Provider of Information: IR Team

2. Participants: Domestic and International Institutional investors, Individuals,

Analysts, Media, etc.

3. Purpose: To present Q3’23 Earnings Results of LG Display

4. Date & Time: 02:00PM on October 25, 2023 (KST)

5. Venue & Method: Earnings release conference call in Korean/English

- Please refer to the website of LG Display Co., Ltd. at

www.lgdisplay.com/eng

6. Contact Information

1)
Head of IR:

Suk Heo, Director, Head of IR Division (82-2-3777-1010)

2)
Main Contact for Disclosure-related Matters:

Seunghyun Lee, IR Manager, IR Team (82-2-3777-1010)

3)
Relevant Team: IR Team (82-2-3777-1010)

III. Remark

i.
Please note that the presentation material for Earnings Results is accessible on the website of
LG Display Co., Ltd. at www.lgdisplay.com/eng
ii.
Please note that the financial data included are prepared on a consolidated IFRS basis.
iii.
Financial data for Q3’23 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached: Press Release

FOR IMMEDIATE RELEASE

LG Display Reports Third Quarter 2023 Results

SEOUL, Korea (Oct. 25, 2023) – LG Display today reported unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending September 30, 2023.

• Revenues in the third quarter of 2023 increased by 1% to KRW 4,785 billion from KRW 4,739 billion in the second quarter of 2023 and decreased by 29% from KRW 6,771 billion in the third quarter of 2022.

• Operating loss in the third quarter of 2023 recorded KRW 662 billion. This compares with the operating loss of KRW 881 billion in the second quarter of 2023 and with the operating loss of KRW 759 billion in the third quarter of 2022.

• EBITDA profit in the third quarter of 2023 was KRW 382 billion, compared with EBITDA profit of KRW

130 billion in the second quarter of 2023 and with EBITDA profit of KRW 391 billion in the third quarter of 2022.

• Net loss in the third quarter of 2023 was KRW 775 billion, compared with the net loss of KRW 699 billion in the second quarter of 2023 and with the net loss of KRW 774 billion in the third quarter of 2022.

LG Display recorded KRW 4.785 trillion in revenues and KRW 662 billion in operating loss in the third quarter of 2023.

The company witnessed a delay in the full recovery of demand due to macroeconomic uncertainties and inventory adjustments continuing in downstream industries during the third quarter. Nevertheless, the impact varied by product category, including TVs, IT products, and mobile devices, and LG Display's revenues remained consistent with the previous quarter.

LG Display’s losses were reduced compared to the previous quarter and the same period last year, leading to a continued performance improvement. This was driven by the company’s all out efforts to advance its business structure, innovate its cost structure as well as improve operational efficiency.

Panels for TVs accounted for 23% of revenues in the third quarter, while panels for IT devices including monitors, laptops, and tablet PCs accounted for 40%, panels for mobiles and other devices accounted for 28%, and panels for automobiles accounted for 9%.

LG Display is to strengthen its core businesses in response to market demand and changes in the business environment and aims to focus on improving its profit structure through continuous cost innovation at the company level.

With respect to its large-sized OLED business, the company will advance its premium TV market leadership through a customer-oriented product portfolio centered on ultra-large products, while securing profitability by implementing cost innovation such as reducing the material costs of core components.

For its small- and mid-sized OLED business, LG Display will make full-fledged efforts to expand panel shipments for mobile products by leveraging its increased production capacity. Meanwhile, the company will solidify OLED technology leadership for IT devices in preparation for mass production and distribution in 2024.

In the automotive display business, LG Display plans to solidify its position as a leading force in the market by securing more orders and sales through its differentiated technological prowess in Tandem OLED and high-end LCD, stringent quality control, and reliable supply capacity.

“Despite the challenging market conditions we have faced this year, we are accelerating the reorganization of our business structure and gradually improving profitability by implementing cost innovation. We expect to achieve a turnaround in profit in the fourth quarter as excessive panel inventory adjustments are eased and panel shipments for mid- and large-sized OLEDs and new mobile devices increase to meet year-end seasonal demand,” said Sung-hyun Kim, CFO and Senior Vice President at LG Display.

# # #

Earnings Conference Call

LG Display will hold a bilingual conference call in English and Korean on October 25, 2023 starting at 14:00 PM Korea Standard Time (KST) to announce the third quarter of 2023 earnings results. Investors can listen to the conference call via http://irsvc.teletogether.com/lgdisplay/lgdisplay2023Q3_eng.php

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is the world’s leading innovator of display technologies, including thin-film transistor liquid crystal and OLED displays. The company manufactures display panels in a broad range of sizes and specifications primarily for use in TVs, notebook computers, desktop monitors, automobiles, and various other applications, including tablets and mobile devices. LG Display currently operates manufacturing facilities in Korea and China, and back-end assembly facilities in Korea, China, and Vietnam. The company has approximately 69,656 employees operating worldwide. For more news and information about LG Display, please visit www.lgdisplay.com.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:

Brian Heo, Head of Investor Relations

Email: ir@lgdisplay.com

Media Contact:

Jun-hyuk Choi, Vice President and Head of Public Relations

Email: junechoi@lgdisplay.com

Joo Yeon Jennifer Ha, Manager, Global PR Team

Email:hjy05@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: October 25, 2023 By: /s/ Suk Heo

(Signature)

Name: Suk Heo

Title: Director / Head of IR Division